Exhibit 1.01

Xcerra Corporation

Conflict Minerals Report

For the 2017 Calendar Year

Introduction

This Conflict Minerals Report (this “Report”) of Xcerra Corporation (“Xcerra,” the “Company,” “we,” “our,” or “us) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule” and the “Exchange Act” respectively), and included as an exhibit to the Company’s Specialized Disclosure Report on Form SD (“Form SD”) filed with the Securities and Exchange Commission (“SEC”) for the reporting period January 1, 2017 to December 31, 2017.

The Rule requires companies that report under the Exchange Act to provide certain disclosures about conflict minerals when a company manufactures or contracts to manufacture products for which conflict minerals, as specified in the Rule, are necessary to the functionality or production of those products. The specified minerals collectively referred to within the Rule and this Report include gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tin, tantalum and tungsten (“Conflict Minerals”). For the purposes of the Rule and this Report, the Democratic Republic of the Congo and adjoining countries are defined as the “Covered Countries.”

The Company has determined that it manufactures or contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. The Company has reason to believe that those Conflict Minerals may have originated in a Covered Country and may not have originated from scrap or recycled sources. Accordingly, the Report describes Xcerra’s due diligence on the source and chain of custody of the necessary Conflict Minerals in the Company’s products.

Company and Product Overview

The Company offers products and services to the global semiconductor and electronics manufacturing industries, including test and handler capital equipment, interface products, test contactors, probe pins and loaded printed circuit board test fixtures. The Company designs, manufactures, and markets products and services that address the broad, divergent requirements of the mobility, industrial, medical, automotive and consumer end markets through a global network of strategically deployed applications and support resources.

The Company maintains a complex supply chain, and as a downstream participant, there are many third parties residing within the supply chain between the original sources of Conflict Minerals and the Company’s manufacturing process. The Company does not directly procure Conflict Minerals from mines, smelters, or refiners, nor does it have direct relationships with these facilities, but instead must rely on other entities to provide information regarding the source and chain of custody for minerals included within the products manufactured by or for the Company.

The Company supports responsible sourcing methods practiced by its business partners.

In-Scope Products

The Company offers a wide range of products that were determined to be in-scope for the purposes of the Rule due to the likely presence of Conflict Minerals. These products include semiconductor automated test equipment, test handlers, printed circuit board (PCB) test equipment, semiconductor load boards, test contactors, probe pins and loaded PCB test fixtures.

Reasonable Country of Origin Inquiry (“RCOI”)

The Company conducted a reasonable country of origin inquiry (“RCOI”) using methods reasonably designed to determine whether the Conflict Minerals within its products originated in the Covered Countries or from recycled or scrap sources.

The Company requested information from its direct suppliers to establish the source of Conflict Minerals used within its in-scope products. The Company utilized the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”), and followed up with suppliers to encourage them to perform due diligence on their supply chains and to submit the completed CMRT for our review.

Based on this RCOI, the Company has reason to believe that some of its products may include Conflict Minerals that originated from a Covered Country and may not have originated from scrap or recycled sources. Accordingly, the Company undertook the due diligence process described below.

Due Diligence Design

The Company exercises due diligence on the source and chain of custody of Conflict Minerals used within its products. The Company’s due diligence efforts are intended to conform in all material respects with the criteria set forth in the Organization for Economic Co-operation and Development (“OECD”) Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High Risk Areas, which includes, but is not limited to, the steps described below.

The OECD Guidance establishes the framework for conducting due diligence activities as a basis for responsible global supply chain management.

Step 1 – Establish Strong Company Management Systems

The Company is committed to meeting our Conflict Minerals compliance obligations under the Rule and has taken or is taking the following steps:

◾	Adopted a Conflict Minerals policy (the “Policy”) that is publicly available at http://xcerra.com/investors/corporate-governance/.

◾	Annually reviews and updates the Policy as needed to ensure that the Company’s expectations of its suppliers are clearly defined. Its suppliers are expected to assist the Company in its RCOI review and due diligence process by identifying and obtaining all relevant Conflict Minerals data for the Company.

◾	Maintains an internal team responsible for managing and implementing its Conflict Minerals compliance strategy. The Company’s General Counsel and Executive Staff receive regular updates on Conflict Minerals program activities.

◾	Provides information to suppliers about our Conflict Minerals process.

◾	Maintains its supplier responses and other relevant records to assess the approach and implementation of its Conflict Minerals Program.

◾	Reviews all communications submitted to the Company, including general questions or reports of issues or grievances, at conflictminerals@xcerra.com.

Step 2 – Identify and Assess Risks in the Supply Chain

The Company utilizes the CMRT to obtain supplier information and identify smelters and refiners that process the necessary Conflict Minerals contained in the Company’s products.

While the breadth and complexity of our products, along with a dynamic supply chain, makes identification of parties in our supply chain difficult, the Company has relied on supplier responses to gather information regarding the source of Conflict Minerals contained in its products. The Company reviews this information as part of its due diligence efforts, and may contact the suppliers for further discussion based on the Company’s review of additional information relevant to Conflict Minerals as gathered from the RMI or other reliable industry sources.

The Company compares the smelter lists provided by its suppliers to those maintained by RMI under its Responsible Minerals Assurance Process (“RMAP”), which assists the Company in identifying smelters and refiners used by its suppliers that are determined to be conformant with RMAP Supply Chain Transparency Smelter Audit Protocol.

Step 3 – Design and Implement a Strategy to Respond to Identified Risks

If the Company becomes aware through its RCOI or due diligence efforts that an entity within its supply chain is sourcing Conflict Minerals from Covered Countries, or that a supplier sources from a smelter or refiner that the RMAP has determined to be a facility that is not conformant with its smelter program standards, the Company may take actions that include, but are not limited to, the following measures:

◾	Inform suppliers if the Company becomes aware that a smelter or refiner has been removed from the RMAP list of compliant facilities;

◾	Coordinate with suppliers through communication with the Company’s sourcing department to assist the supplier to source in a responsible manner by procuring materials from smelters and refiners validated as conformant with RMAP protocols; and

◾	Provide regular status reports to senior management regarding compliance with the Company’s Conflict Minerals Policy.

Step 4 – Audits of Supply Chain Due Diligence

The Company does not source from, nor does it maintain, direct relationships with Conflict Minerals smelters and refiners. The Company is dependent on the publicly available information provided by the RMAP concerning their activities and findings in conducting independent third-party audits on smelters and refiners.

The Company supports and utilizes the availability of guidance documents on conflict minerals sourcing made accessible by the RMI, and works with its manufacturing partner to obtain reliable smelter information.

Step 5 – Report on Supply Chain Due Diligence

In accordance with the Rule, the Company will file a Form SD and this Report with the SEC as required annually. This report is available on the Company’s website at the following address: http://xcerra.com/investors/corporate-governance/.

Due Diligence Process and Results

The Company engaged with its supplier sites and respective supply chains, which resulted in responses from a majority of the suppliers of its in-scope products.

Some of the responding suppliers remain uncertain as to the origin of the minerals included within the component parts supplied to the Company. In particular, some of the Company’s suppliers were unable to identify the smelters or countries of origin in their supply chain. Accordingly, the Company was unable to confirm that the necessary Conflict Minerals in its products were processed by any particular smelter or smelters and is, therefore, unable to identify the processing facilities, country of origin or mine or location of origin of such Conflict Minerals with any level of certainty.

The statements included in this Report are based on the RCOI process and due diligence performed in good faith by the Company. These statements are based on the infrastructure and information available at that time. A number of factors could introduce errors or otherwise affect the reported information and Conflict Minerals status. These factors include, but are not limited to, gaps in supplier data, errors or omissions by suppliers, and gaps in supplier education and knowledge.

Ongoing Improvement Efforts

For the subsequent reporting period, the Company plans to, as appropriate in light of its circumstances, continue to take steps to enhance its due diligence efforts, including through continued education of, and engagement with, our suppliers.

Forward Looking Statements

This Specialized Disclosure Report on Form SD contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which express certain beliefs, expectations or intentions, including with regard to our compliance efforts and expected actions in this regard. Words such as “expect,” “intend,” “plan,” “believe,” and “anticipate” and similar expressions may be used to identify these forward-looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions, including with regard to: (a) global regulations related to the extraction of and disclosure obligations related to Conflict Minerals; (b) the ability of our suppliers to provide accurate information in response to our requests; (c) the availability of alternate sources of materials necessary to the functionality of our products on commercially reasonable terms; and (d) the Company’s reporting status. These forward looking statements are made as of the date hereof and the Company assumes no obligation to update such statements, other than as required by law.